SECURITIES AND EXCHANGE COMMISSION
		 	 Washington, D.C.  20549
				FORM 6-K
			  Report of Foreign Issuer
		         Pursuant to Rule 13a-16 of
		     the Securities Exchange Act of 1934


	       For the period of November 26 to November 26, 2002
	       -----------------------------------------------------

		     Crystallex International Corporation
	      -----------------------------------------------------
  	         (Translation of registrant's name into English)

             579 Richmond Street West,# 301, Toronto, ON, M5Z 1Y6,
              -----------------------------------------------------------
                                   Canada
                                  ---------
             	    (Address of principal executive offices)


[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

	 	 Form 20-F [X]    	Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes [ ]       	        No  [X]

Crystallex International Corporation (TSX, AMEX: KRY) has received signed subscriptions for 2.2 million special warrants at a price of C$2.15 per special warrant which will raise gross proceeds of C$4.73 million. Each special warrant shall entitle the holder thereof, upon exercise and without payment of any additional consideration, to acquire one common share of Crystallex.

Crystallex has appointed a syndicate of investment dealers to act as agents for the offering. The closing of the offering is expected on or about November 27, 2002 and is subject to obtaining the applicable exchange approvals. Proceeds from the offering will be used by Crystallex to finance the continued development of its gold properties in Venezuela.

Neither the special warrants nor the common shares issuable upon the exercise of the special warrants have been registered under the U.S. Securities Act of 1933 ("1933 Act"), and they may not be offered or sold in the United States absent registration under the 1933 Act or an applicable exemption from the registration requirements.

			    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
------------------------------------
(Registrant)


Date: November 26, 2002             				By   /s/ Daniel R. Ross
----------------------						------------------------
								(Signature)*
Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature